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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 1-10346

                           NOTIFICATION OF LATE FILING

(Check One):  /x/ Form 10-K  / / Form 20-F    / / Form 11-K
              / / Form 10-Q  / / Form N-SAR

         For Period Ended: December 31, 1996
         / / Transition Report on Form 10-K
         / / Transition Report on Form 20-F
         / / Transition Report on Form 11-K
         / / Transition Report on Form 10-Q
         / / Transition Report on Form N-SAR

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Microtel International Inc.
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Full Name of Registrant

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Former Name if Applicable

4290 E. Brickell Street
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Address of Principal Executive Office (Street and Number)

Ontario, California 91761
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City, State and Zip

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                        PART II - RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check appropriate box).

/X/      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's senior management are engaged in matters related to the closing of the previously announced merger of the Registrant and XIT Corporation which occurred on March 26, 1997, which will not permit them time to complete preparation of the necessary information for the subject report.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Barry Reifler                                    (408) 435-8520
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     (Name)                       (Area code and telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been
         filed? If answer is no, identify report(s).         /X/ Yes  / / No


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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             /X/ Yes  / / No


         The Registrant anticipates that it will report a loss in excess of that reported for the previous fiscal year. Such loss resulted from operations as well as unusual charges related to the recently completed merger, including severance charges arising from the resignation of the Registrant's former Chairman.

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Microtel International Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 28, 1997                         By: Barry Reifler
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                                                  Barry Reifler, Vice President

         Instruction. The form may be signed by an executive officer of the registrant or by any other authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omission of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under

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the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.